FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 27, 2006 announcing that Impsat has selected Gilat’s Sky-Edge broadband satellite equipment for SCPC and high bandwith applications

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 27, 2006

Impsat selects Gilat’s SkyEdge broadband satellite equipment for SCPC and high bandwidth applications

SkyEdge enables Impsat to provide efficient, bandwidth-on-demand solutions to corporate clients throughout Argentina

Petah Tikva, Israel, June 27, 2006 – Gilat Satellite Networks, Ltd. (Nasdaq: GILT), today announced it has provided a SkyEdge satellite hub and VSAT equipment to Impsat, one of Latin America’s largest providers of private telecommunications networks and Internet services.

Utilizing the SkyEdge platform, Impsat will provide services to enterprises throughout Argentina with a wide range of data networking applications, including broadband Internet access and VoIP. SkyEdge’s advanced Quality of Service (QoS) ensures that Service Level Agreements (SLAs) can be maintained. This is especially important for corporate customers who require committed IP data pipes and low latency for time-sensitive applications such as VoIP and credit card authorization.

“After evaluating several alternatives, we found SkyEdge to be the most effective solution for ensuring the integrity of the SLAs we offer our customers. We believe that SkyEdge’s bandwidth-on-demand and IP capabilities will complete our “IP anywhere” offering in Argentina, which provides converged multimedia broadband solutions to any customer, regardless of geographic location,” said Leonardo Barbero, Data Products Senior Vice President for Impsat. “SkyEdge’s flexibility also enables us to manage service upgrades in a smooth and simple manner.”

Over the past two years, Impsat has deployed Gilat VSAT equipment at 700 sites to serve corporate customers.

Erez Antebi, CEO for Gilat Network Systems (GNS), a business unit of Gilat Satellite Networks, said, “This agreement demonstrates Impsat’s confidence in Gilat and SkyEdge’s ability to meet the complex networking requirements of their most demanding enterprise users. Impsat shall serve as an important landmark for us, proving the case of VSAT technology as an efficient solution to address SCPC services. In the past, VSATs were mainly focused on contention based transactions, however, the SkyEdge product was developed as well to support SLAs for high-bandwidth corporate and cellular-backhaul applications.

He added, “We are grateful for the opportunity to continue our successful relationship with Impsat and support its tradition of excellence in network solutions.”

Gilat’s SkyEdge is a comprehensive satellite communications platform that delivers high-end voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Impsat

Impsat is a leading provider of private telecommunications networks and Internet services in Latin America. The Company offers integrated data, voice, data center and Internet solutions, with an emphasis on broadband transmission, including IP/ATM switching, DWDM, and non-zero dispersion fiber optics. Impsat provides telecommunications, data center and Internet services through its networks, which consist of owned fiber optic and wireless links, teleports, earth stations and leased satellite links. The Company owns and operates 15 data centers and metropolitan area networks in some of the largest cities in Latin America. Impsat provides services to more than 4,200 national and multinational companies, financial institutions, governmental agencies, carriers, ISPs and other service providers throughout the region. Impsat has operations in Argentina, Colombia, Brazil, Venezuela, Ecuador, Chile, Peru, the United States and throughout Latin America and the Caribbean. Visit Impsat at www.impsat.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com